December 21, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Megan Akst

Kathleen Collins

Re:	Qualys, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 22, 2022

File No. 001-35662

Dear Ms. Akst and Ms. Collins:

Qualys, Inc. (the “Company”), hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 9, 2022, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission on February 22, 2022 (the “Form 10-K”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

1.

We note your discussion of the net dollar expansion in your Q3 2022 earnings call and your statement that this rate speaks to the power of your platform and improving land and expand sales model. Considering your growth strategy is dependent on retaining and growing your existing customer base, please revise to include a quantified discussion of this measure for each period presented along with a description of how such measure is calculated and explain any significant fluctuations. Alternatively, tell us what measures management uses to monitor your ability to retain and grow your customer usage and include a quantified discussion of such measure. Similarly we note your reference to billings information in your Forms 8-K. Given you state that this measure assists investors in assessing your operating performance, tell us why you have not included a quantified discussion of billings in your Forms 10-K and 10-Q, or revise. Refer to SEC Release 33-10751.

Qualys, Inc.

919 East Hillsdale Boulevard, 4th Floor, Foster City, CA 94404

T 650 801 6100 F 650 801 6101 www.qualys.com

U.S. Securities and Exchange Commission

December 21, 2022

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not focus on or use calculated current billings in managing or monitoring the performance of its business. The Company does not believe that this metric provides useful information given that it could vary significantly across periods due to reasons unrelated to the underlying performance of the business such as the customers’ requests for change in invoicing duration terms and timing of renewals. However, for the convenience of investors and analysts in building their own financial models, the Company has been including calculation of current billings in Forms 8-K. This metric does not provide any new information to investors and analysts that they would not be able to obtain on their own using publicly available financial statements (equal to total revenues recognized in a period plus the sequential change in current deferred revenue in the corresponding period). In light of the reasons described above, the Company advises the Staff that it does not intend to include a quantified discussion of calculated current billings in Forms 10-K and 10-Q.

In response to the Staff’s comment regarding the net dollar expansion rate, the Company will include a quantified discussion of this measure in future filings. Set forth below for the Staff’s consideration is a draft of the Company’s proposed disclosure for Form 10-K for the fiscal year ending December 31, 2022.

Net Dollar Expansion Rate

We evaluate our ability to retain and grow existing customers by assessing our net dollar expansion rate on a last twelve months, or LTM, basis. This metric is used to appropriately manage resources and customer retention and expansion.

We calculate the net dollar expansion rate on a foreign exchange neutral basis by dividing the numerator by denominator defined as follows:

Denominator: To calculate our net dollar expansion rate as of the end of a reporting period, we first determine the annual recurring revenue, or ARR, from all active subscriptions as of the last day of the same reporting period in the prior year. This represents recurring payments that we expect to receive in the next 12-month period from the cohort of customers that existed on the last day of the same reporting period in the prior year.

Numerator: We measure the ARR for that same cohort of customers representing all active subscriptions as of the end of the reporting period, using the same foreign exchange rate from the prior year.

Our net dollar expansion rates were *% and *% for the years ended December 31, 2022 and 2021, respectively.

Results of Operations

Comparison of Years Ended December 31, 2021 and 2020, page 42

2.

You state that revenue growth was “primarily” from an increase in renewal and expansion business in 2021 compared to 2020. Please revise to disclose the dollar or percentage increase in revenue growth from new versus existing customers and refrain from using terms such as primarily in lieu of providing more specific quantitative information. Refer to Item 303(b) of Regulation S-K.

U.S. Securities and Exchange Commission

December 21, 2022

The Company acknowledges the Staff’s comment and advises the Staff that providing revenue growth from new versus existing customers may not be helpful to investors and analysts in assessing business performance since such data could be skewed due to the timing of the start date of new subscriptions. The Company considers a customer to be a new customer if there was no active subscription within the previous 12 months. For example, if a new customer subscription started on December 30, 2020, only 2 days of recognized revenues would be included in revenue growth from new customers for the year ended December 31, 2020. Assuming this customer renews on December 30, 2021, the full year of recognized revenues in 2021 would be included in revenue growth from existing customers for the year ended December 31, 2021. Nevertheless, the Company will disclose in future filings the dollar or percentage increase in revenue growth from new versus existing customers in a manner consistent with the following:

Revenues increased by $* million in 2022 compared to 2021, driven by increased demand for our subscription services by our end customers. Of the total increase of $* million in revenues from 2021 to 2022, *% was from revenues from customers existing at or prior to December 31, 2021, and the remaining *% was from new customers added in 2022. Of the total increase of $* million, *% was from customers in the United States and the remaining *% was from customers in foreign countries. In 2022, *% of total revenues was direct and *% of total revenues was through partners. Of the total increase of $* million, *% was direct and the remaining *% was from partners. With our strong market position driving further demand for our solutions, we expect revenue growth from end customers to continue.

Key Non-GAAP Metric, page 45

3.

We note you present the percentage of adjusted EBITDA to total revenue. Please revise to also present the comparable GAAP measure of net income as a percentage of total revenue with equal or greater prominence. Refer to Question 102.10 of the non-GAAP C&DIs.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, the Company will present the comparable GAAP measure of net income as a percentage of total revenue with equal or greater prominence (consistent with Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Measures).

Notes to Consolidated Financial Statements

Note 2. Fair Value of Financial Instruments, page 62

4.

Please reconcile for us the table of cash and cash equivalents and marketable securities by investment type on page 62 to the fair value hierarchy table on page 63. In this regard, the table on page 62 shows $55,574 in U.S. Treasury and government agencies at December 31, 2021 while the hierarchy table shows $254,527. Similar discrepancies appear to exist in the other investment categories as well.

The Company acknowledges that the classification of short-term marketable securities within the summary table for cash and cash equivalents and marketable securities at December 31, 2021 were not properly presented due to clerical error. The correct fair value for short-term commercial paper, corporate bonds, asset-backed securities, and U.S. Treasury and government agencies categories at December 31, 2021 were $18,046, $28,963, $3,952, and $216,999, respectively. Further, the Company self-identified this error in classification and corrected this presentation related to the short-term marketable securities classification at December 31, 2021, with relevant disclosure under sub note (1) of Note 2 of its quarterly report on Form 10-Q for the three months ended March 31, 2022. The Company plans to include the same disclosure of the correction of error in our upcoming annual report on Form 10-K for the fiscal year ended December 31, 2022.

U.S. Securities and Exchange Commission

December 21, 2022

The Company advises the staff that management performed and documented a detailed analysis of the materiality of the error pursuant to SAB No. 99 with quantitative and qualitative considerations and concluded that this item is not significant to the users of its financial statements. Management concluded that it is not probable that the judgment of a reasonable person relying on these financial statements would have been changed or influenced by this item. Management concluded that it would not result in any market reaction, positive or negative. Conclusively, management deems this error immaterial to previously-issued financial statements. Therefore, the financial statements may be relied upon, and the error was corrected prospectively.

Note 13. Segment and Geographic Information, page 78

5.

We note approximately 39% of your revenue was from foreign jurisdictions. Please tell us whether revenue from any individual foreign county [sic] is material and if so, how you considered the guidance in ASC 280-10-50-41.

The Company advises the Staff that, similar to the 10 percent tests provided in ASC 280-10-50-12, the Company uses a 10 percent threshold when disclosing geographic area information in its segment and geographic information footnote. For the year ended December 31, 2021 and any interim periods, for revenue from foreign jurisdictions, there was no individual country included in “Foreign” that amounted to 10 percent or more of total revenues.

*    *     *

Please direct your questions or comments regarding the Company’s responses to me at (727) 346-6365 or Raj Judge, the Company’s external counsel at Wilson Sonsini Goodrich & Rosati, P.C. at (415) 215-0245 or rjudge@wsgr.com.

Sincerely,

By:	/s/ Joo Mi Kim
Joo Mi Kim
Chief Financial Officer
Qualys, Inc.

cc:	Sumedh Thakar

Bruce Posey

Qualys, Inc.

Raj Judge

Richard C. Blake

Wilson Sonsini Goodrich & Rosati, P.C.